vnu

03045388

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

Date	December 16, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated December 16, 2003:

TRADING UPDATE
VNU expects 2003 cash earnings per share growth at high end of its 6-9% guidance

With kind regards,
VNU bv

Rob de Meel
SVP

dw 1/6

vnu

ADR nr. 86-2876

Press release

Date December 16, 2003

TRADING UPDATE

VNU EXPECTS 2003 CASH EARNINGS PER SHARE GROWTH AT HIGH END OF ITS 6-9% GUIDANCE

- **Company expects 2003 underlying* cash earnings per share (CEPS) growth at constant currencies to be at high end of 6-9% guidance.**
- **Reported CEPS is expected to decline 18% to 21%, due to the negative impact of the weak US dollar, reorganization charges and a book loss on the Claritas Europe divestiture.**
- **Continued improvement in credit statistics; more stringent interest cover targets.**
- **Impairment loss of approximately EUR 35 million.**

Haarlem, The Netherlands - VNU, a leading information and media company, today announced that it expects growth in underlying* cash earnings per share (earnings per share before goodwill amortization, impairment charges and extraordinary items) at constant currencies to be at the high end of its previous guidance of 6% to 9%. The company's current guidance is based on the latest information available. In its 2003 half yearly report released in August, the company forecasted an increase in CEPS of between 6% and 9% at constant currencies and on an underlying basis*, compared with the prior year.

On a reported basis, CEPS is expected to decrease between 18% and 21% due to the negative impact of the US dollar rate (which should reduce CEPS by 14%), reorganization charges of approximately EUR 30 million in the company's Marketing Information group and EUR 10 million in its Directories group (which, together, should lower CEPS by 7%), and a book loss of EUR 25-30 million on the divestiture of Claritas Europe (which should negatively impact CEPS by 6%).

Rob van den Bergh, Chairman and CEO of VNU commented: *"VNU has performed well this year in the face of difficult economic conditions, providing further evidence that our strategy to rebuild the company's portfolio around more recession-resilient information businesses was the correct one.*
I am pleased with the performance of our Marketing Information and Media Measurement & Information groups, which continue to grow as demand remains strong for their business-critical information and services.

*Excluding any book loss on divestitures and/or reorganization charges.

Together, these businesses represent more than 70% of VNU's revenues, and almost 60% of our operating income.

This positive performance is offsetting weaker results in our Business Information and Directories groups, which continue to be impacted by a downturn in advertising activity. Our trade-show business, however, continues to perform well within our Business Information group.

Looking to the future, we continue to take the necessary steps to position the company for long-term, sustainable growth. First, our business groups are focused on achieving organic growth by developing new products and services that integrate information from across VNU, or leverage new technologies. These efforts will create greater value for our clients and customers, place us in a stronger competitive position, and generate profitable new revenue streams for the company.

Second, we are making substantial progress in our efforts to improve efficiency, reduce costs, divest non-core operations and enhance long-term margins. We expect to realize the positive impact of these efforts starting in 2004.

And, third, VNU is well positioned to benefit from an upturn in global economic conditions, particularly as advertising markets for our trade journals and directories improve. New growth in advertising, combined with accelerated growth from our marketing and media information segments, will result in enhanced earnings and greater returns for our shareholders over the long term. Overall, I am confident about the future of VNU."

UPDATE BY GROUP

Marketing Information (MI)

VNU expects full-year 2003 organic revenues in its Marketing Information group to grow by 5% to 6% (excluding Claritas Europe by 6% to 7%).

The underlying margin, excluding a reorganization charge and a book loss on the divestiture of Claritas Europe is expected to be 12%, in line with the guidance in August 2003. The reported margin will be around 9%.

Project Atlas Reorganization

VNU also announced that it would launch a multiyear business improvement program, called Project Atlas, that is aimed primarily at the North American operations of the MI group. Project Atlas will focus on:

- strengthening ACNielsen's value proposition by creating higher level client service capabilities and developing new products and services that leverage best practices from Europe's successful "Operation Leading Edge" program;
- simplifying key operational practices to enhance quality and lower production costs;
- creating a more streamlined and state-of-the-art technology platform;
- leveraging VNU's global purchasing power to achieve cost efficiencies.

For the medium and longer term, Project Atlas is designed to improve the group's margins while freeing up resources to invest in new initiatives that will generate enhanced top-line growth.

In 2003, VNU will take a reorganization charge of approximately EUR 30 million, mainly to cover severance costs. Over a three-year period, MI is expected to reduce its work force by almost 700 FTEs, part of which will come from natural attrition. Of the reorganization charges, EUR 4 million has already been spent in 2003 on a one-time strategic assessment of the MI group, and on development of Project Atlas plans.

Separately, VNU recently made some important announcements concerning the MI group that will further strengthen the group's market position, create new platforms for accelerated top-line growth and improve margins substantially. The developments include:
- a new organizational structure designed to achieve greater global coordination, accelerate profitable growth and, through a new VNU Advisory Services unit, develop enhanced, integrated services that deliver advanced business solutions for clients;
- a doubling of the size of the US consumer panel, which will greatly enhance insight into the spending behavior of specific consumer groups as well as in various retail distribution outlets;
- the divestiture of Claritas Europe, a non-strategic business, for EUR 33.5 million and an expected book loss in the range of EUR 25-30 million.

These initiatives together are expected to lead to a 2004 margin of approximately 13%, including a reduction of approximately 0.5% due to costs related to the expansion of the US consumer panel. Longer term, the 2006 margin target for this group is more than 15%.

Media Measurement & Information (MMI)
VNU expects its Media Measurement & Information group to deliver organic revenue growth of approximately 5% for 2003, while the group's margin is expected to be at least 21%, both in line with previous guidance.

These projected results are being driven by the continued 9% top-line growth of Nielsen Media Research in the US, which during the year signed major new contracts with NBC, Viacom and other broadcast networks, while forging ahead with plans to expand its coverage of both national and local television markets. Outside the US, Nielsen Media Research is expanding its TV ratings coverage in China.
NetRatings, which expects to cut its operating losses by more than half, is the main contributor to the group's substantial margin improvement.

Business Information
Operating income at constant currencies in this group will be at approximately the same level as in 2002. The great majority of this group's operating income is generated by trade shows, which are expected to deliver slightly higher operating income than in 2002.
The advertising markets for the trade journals continued to be weak with revenues in Europe expected to decline by approximately 18% and in the US by approximately 9%, at constant currency, for the full year 2003 compared with the full year 2002.

Directories
Organic total revenue for this group is expected to decline by approximately 1% compared with the full year 2002, due to weak economic conditions in most of the countries where VNU operates, especially in The Netherlands and Portugal. To address this situation, VNU is launching an operational improvement program that will result in lower headcount (approximately 65 FTEs) and a lower cost base. This action will require a reorganization charge of approximately EUR 10 million in 2003.
Underlying operating income (excluding this reorganization charge and the EUR 10 million cost of launching White Pages directories in The Netherlands) is expected to be slightly lower than for the full year 2002.

FINANCES
VNU expects a further improvement in its credit statistics for 2003.
Net debt is expected to be approximately EUR 3.1 billion versus EUR 3.5 billion at year-end 2002.
VNU further reduced the amount of outstanding convertibles due in 2006 by approximately EUR 80 million by buying back the convertibles in the market during the second half of 2003. Total amount of buy backs of this convertible for the full year 2003 amounts to EUR 180 million.

The net interest expense in 2003 is expected to be in the range between EUR 140 - 145 million. The underlying interest coverage ratio of EBITDA to net interest (excluding reorganization charges and book loss Claritas Europe) is expected to be in the range of 6.0 – 6.2 in line with previous guidance. On a reported basis in 2003, this ratio will be between 5.6 and 5.8.

vnu

Press release

Going forward, the target for this ratio will be a range between 6.0 - 8.0, which is more stringent than the range for the previously defined interest coverage ratio.
As indicated earlier, the expected 2003 effective tax rate (excluding the book loss on Claritas Europe) will be approximately 25%. The effective tax rate is calculated as income taxes expressed as a percentage of earnings from ordinary activities before income taxes plus non tax-deductible goodwill charges.

Capital expenditures for 2003 are expected to be in the range of EUR 200 – 220 million in line with previous guidance.

VNU expects an impairment charge in 2003 of approximately EUR 35 million due to the decline in advertising revenue from the trade magazines in the Business Information group. This charge will not affect VNU's cash earnings per share.

VNU expects to propose in March 2004 total annual dividend for 2003 to be at approximately the same level as in 2002. This will lead, as a consequence of the lower reported CEPS, to a higher pay out ratio (dividend as a percentage of CEPS) in 2003.

Forward looking statements
This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Further information
On Tuesday, December 16, 2003 at 09.30 a.m. (CET) a conference call for investors and financial analysts will be held. An audiotape of this conference call will be available up to 48 hours after the event. For more information please call Paul Scott of Taylor Rafferty Associates at telephone number +44 207 936 0400. The conference call may also be heard live on VNU's corporate website www.vnu.com.

In line with the Investor Relations Guidelines to be found on our corporate website, the 'closed period' before the publication of the 2003 yearly figures will start Monday, January 12, 2004.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00